Exhibit 99.1

Arris Resources Inc.

Management’s

 Discussion &

 Analysis

For the Year Ended

December 31, 2007

1250 West Hastings Street

Vancouver, BC

V6E 2M4

Tel:  (604) 687-0879  /  Fax:  (604) 408-9301

Management’s Discussion and Analysis

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Arris Resources Inc. (“Arris” or the “Company”) as of April 29, 2008.  MD&A provides a detailed analysis of the company’s business and compares its 2007 results with those of the two previous years and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in oil and gas sectors in Alberta.

The resource exploration business is risky and most mineral exploration projects will not become mines and most resource exploration projects will not become oil and gas producers.  The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property.  For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issuance of shares from the treasury to investors.  These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a company’s track record, and the experience of management.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the period.  Actual results could differ from those estimated.

Accounting for Stock Options

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company’s shares and expected life of the option.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Resource Property Interests

The Company’s current principal activity is the acquisition and exploration of resource properties.  The cost of acquiring, exploring, and developing mineral and resource properties is capitalized.  In the event that the Company elects to proceed with the development of a project, capitalized acquisition, exploration and development expenditures will be amortized against future production upon commencement of commercial production, or written off if the properties are sold or abandoned.

Overall Performance

During the year ended December 31, 2007, the Company spent $150,000 in acquisition costs for the Alexander oil & gas prospect.  The Company is not the operator of the project.  The main well in the project, the Alexander 6-7-57-1W5 was re-equipped and has begun periodic production.  As the Company did not contribute towards this work, the Company is in a non-participation penalty position.

Results of Operations

Selected Annual Information

	2007 $	2006 $	2005 $
Revenues	-	-	-
Net Income (Loss)	(23,333)	(109,763)	(203,123)
Loss per Share	(0.01)	(0.06)	0.24
Total Assets	922,340	568,537	32,623
Long-term liabilities	-	-	-

The selected annual information has been prepared in accordance with Canadian GAAP.

2007 compared with 2006

The Company reported net loss of $23,333 ($0.01 per share) for the year ended December 31, 2007 as compared to net loss of $109,763 ($0.06 per share) for the year ended December 31, 2006.  Significant changes between the 2007 and 2006 year was mainly due to a further reduction in management, consulting, professional fees and rent.

Year Ended December 31, 2006 compared with Year Ended December 31, 2005

The Company reported net loss of $109,763 ($0.06 per share) for the year ended December 31, 2006 as compared to net loss of $203,123 ($0.24 per share) for the year ended December 31, 2005.  Significant changes between the 2006 and 2005 year was mainly due to a reduction in management, consulting, professional fees and rent.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	Revenue $	Income (Loss) $	Income (Loss) per share $
December 31, 2007	-	(25,361)	(0.00)
September 30, 2007	-	(13,583)	(0.00)
June 30, 2007	-	22,205	(0.00)
March 31, 2007	-	(6,595)	(0.00)
December 31, 2006	-	(14,471)	(0.02)
September 30, 2006	-	(7,394)	(0.00)
June 30, 2006	-	(57,829)	(0.01)
March 31, 2006	-	(30,069)	(0.01)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors.  Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

The Company did not record any stock-based compensation in the quarters ending September 30, 2007, June 30, 2007and March 31, 2007.

 Resource Property Interests

Acquisition costs for the year ended December 31, 2007 totalled $150,000 as compared to $0 in the year ended December 31, 2006.  The Company will continue to actively evaluate additional resource prospects for acquisition by the Company.

Alexander Prospect - Alberta

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

Subsequent Events

On April 8, 2008 the Company announced that Mr. Lucky Janda joined the Company as a Director and President.  Mr. Janda replaced Deepen Ram as Director, who has resigned from the Board for personal reasons, and also replaced Curt Huber as President of the Company.  Mr. Huber continues to serve as a Director of the Company.

Mr. Janda is a local businessman with over 20 years experience in public companies and real estate development.  Previously, he held numerous board positions with public companies as a Director and/or Senior Officer.  Mr. Janda holds a bachelor of Economics from the University of British Columbia and holds several positions with community charitable organizations.

Liquidity

Financing of operations is achieved primarily by issuing share capital.  At December 31, 2007, the Company had $764,583 in cash and term deposits (2006 – $558,158), and working capital of $618,129 (2006 – $403,627).

During the year ended December 31, 2007 expenditures for operating activities were $69,970 compared to $118,586 in 2006.

Arris’ investing activities revolve around developing its properties.  The Company spent $150,000 in acquisition costs during the year ended December 31, 2007 compared to $0 in 2006.  The expenditures in 2007 were incurred on the Company’s Alexander Prospect.

During the year, the Company received $132,420 for the exercise of warrants and $254,604 (net of issue costs of ($22,421) for a private placement of common shares and warrants.

Capital Resources

The Company’s primary capital assets are resource property assets.  The Company capitalizes all costs related to the mineral properties until the properties are placed in production, sold or abandoned.

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed.

Financing is potentially available through the exercise of 800,000 outstanding share purchase warrants at US$0.75 per share until June 14, 2008 and through the exercise of 5,250,000 outstanding share purchase warrants at US$0.065 per share until July 31, 2009. However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company does not anticipate the payment of dividends in the future.

Financing Activities

On July 31, 2007 the Company completed a private placement of 5,250,000 units at a price of US$0.05 per unit, with gross proceeds of US$262,500. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065.

A cash finder's fee of US$21,000 was paid in conjunction with this placement.  The proceeds from the private placement were used to increase working capital.

Transactions with Related Parties

There were no related party transactions in current fiscal year.

Fourth Quarter

There were no material developments for the Company during the fourth quarter.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Changes in Accounting Policies including Initial Adoption

The Company’s accounting policies are detailed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007.

Share Data

The authorized capital of the Company consists of unlimited common shares.  As of the date of this report, there are 7,293,368 common shares.

Pursuant to the Company’s Stock Option Plan, the Company may issue up to 729,336 incentive stock options to purchase common shares of the Company.  During the year ended December 31, 2007, there were no stock options exercised, and no stock options granted. Currently, there are no stock options outstanding.

The following is a summary of Company’s outstanding warrants as of December 31, 2007.

   800,000   exercisable at US$0.75   - expiring June 14, 2008

5,250,000   exercisable at US$0.065 - expiring July 31, 2009

6,050,000   total warrants outstanding

Internal Controls and Procedures and Disclosure Controls

The CEO and CFO have evaluated the effectiveness of the company’s disclosure controls and procedures and assessed the design of the company’s internal control over financial reporting as of December 31, 2007, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded, based on this evaluation, that as of December 31, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a weakness in its disclosure controls and procedures.

Due to limited resources and the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time.  To help mitigate the impact of this weakness and to ensure quality financial reporting, the Company is highly reliant on the performance of compensating procedures and senior management’s review and approval to ensure that the controls are as effective as possible.

Furthermore, there were no changes in internal control in the year ended December 31, 2007 that management considered should be disclosed.

Risks and Uncertainties

The Company’s principal activity is oil and gas exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, oil and gas prices, political and economical.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s oil and gas properties currently have reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish reserves.

The property interests the Company has are in the exploration stages only, are without proven reserves of commercial levels of production.  Oil and gas exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into commercially producing wells.  If the Company’s efforts do not result in commercial production at the Alexander Prospect, the Company will be forced to look for other exploration projects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

The Company’s functional currency is the Canadian dollar.

Forward Looking Information

Certain statements contained in the following Management Discussion and Analysis constitute forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

Other

Additional information relating to the Company is available on SEDAR at www.sedar.com.